United States Cellular Corporation
8410 West Bryn Mawr, Suite 700
Chicago, IL  60631
773-399-8936

October  13, 2006

Mr. Larry Spirgel
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

Re:	United States Cellular Corporation Form 10-K for the Year ended December 31, 2005 Filed July 28, 2006 Form 10-Q for the Quarterly Period ended March 31, 2006 Filed August 25, 2006 File No. 001-09712

Dear Mr. Spirgel:

This letter responds to your letter dated September 15, 2006 regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter. References to page numbers are those in the above-referenced documents as filed, or the corresponding exhibits thereto, as indicated below.

Form 10-K for the Year Ended December 31, 2005

Comment 1:

Management’s Discussion and Analysis of Results of Operations and Financial Condition

1.               We note the presentation and discussion of your estimated 2006 financial results on page 15. Disclose and explain to us how you have derived each of the financial amounts reported for the year ended December 31, 2006. Note that all projections and forecasts must comply with the guidelines for projections in Item 10 of Regulation S-K. With respect to any financial projections or forecasted amounts, advise us your reasonable basis for all of your assumptions made and provide us objective support for them.

Response:

United States Cellular Corporation (“U.S. Cellular” or “Company”) notes and recognizes that all projections and forecasts must comply with the guidelines for projections in Item 10 of Regulation S-K, which provides that management has the option to present its good faith assessment of its future performance, provided that management must have a reasonable basis for such an assessment.

U.S. Cellular limits forecasts and projections to the current fiscal year and does not provide forecasts or projections for any period beyond the current fiscal year.  U.S. Cellular has a history of operations and experience in making short-term projections which management believes permits it to make reasonable short-term projections or forecasts for the current year.  U.S. Cellular also limits projections or forecasts to a relatively few operating and financial measures that management believes are capable of being forecast on a reasonable basis over a short time period.

U.S. Cellular has established policies and procedures to ensure that management has a reasonable, good faith basis for its assessment of expected future performance and any related guidance that is published externally.

In estimating its future financial performance, U.S. Cellular prepares an annual budget for its operations for the next calendar year during the latter portion of the current calendar year. This budget is developed by regional management groups at a detailed level by financial statement line item (approximately 375) and market group (approximately 100). The proposed budget is reviewed internally by U.S. Cellular management through the CEO and senior management (primarily the CEO and CFO) of Telephone and Data Systems, Inc., U.S. Cellular’s parent company (“TDS”), and is then reviewed and approved by U.S. Cellular’s Board of Directors. The budget is updated over the course of the calendar year by a quarterly forecast prepared primarily by the regional management groups at a more summarized level of detail (approximately fifty financial statement line items). Similar to the annual budget, the quarterly forecast also is reviewed by U.S. Cellular management, including the CEO. It is also presented to TDS senior management and the U.S. Cellular Board of Directors.

In estimating the Company’s future performance for purposes of providing external guidance, U.S. Cellular management reviews and considers the most recent industry and U.S. Cellular actual performance, U.S. Cellular’s budget for the forecast period, and other pertinent information available, including recent internal quarterly forecasts.  U.S. Cellular refers to the estimated future performance used to provide external guidance as Management’s Expectations of Reasonable Outcomes (“MERO”). The MERO, along with the specific internal inputs and the external competitive, economic, technology and regulatory factors and analyses used in its determination, are documented in a memorandum prepared by U.S. Cellular’s Executive Vice President and CFO.  This memorandum is reviewed initially by U.S. Cellular executive management including the President and CEO and the Executive Vice President and COO. Subsequently, this MERO memorandum is reviewed further by the MERO Committee. The MERO Committee is comprised of the Executive Vice President and CFO of U.S. Cellular, Executive Vice President and CFO of TDS, Senior Vice President and Corporate Controller of TDS, and Vice President of Corporate Relations of TDS.  After the MERO Committee has reviewed and approved the MERO memorandum, the estimated future performance and proposed external guidance is 1) provided to the U.S. Cellular Board of Directors in each quarterly Board financial report and 2) specifically reviewed with U.S. Cellular’s Audit Committee prior to public disclosure. The process described above is followed consistently for every quarterly release of financial information, including preparation of a MERO memorandum documenting management’s good faith and reasonable efforts in determining such estimated future performance and proposed external guidance. Documentation includes key discussion points from management’s review and approval meetings.

U.S. Cellular filed its Annual Report on Form 10-K for the year ended December 31, 2005 on July 28, 2006.  The guidance for full year 2006 presented in the Form 10-K was based upon the MERO Committee review originally performed in January 2006 and updated as of July 18, 2006 to reflect more current information.  At the time of the MERO Committee’s review in July 2006, U.S. Cellular had recently completed six months of operations for 2006 and a forecast of estimated full year performance.  (Based on the timing of its preparation, the forecast was based on five months of actual performance through May (preliminary) and seven months of projected performance until the end of the calendar year.)  Thus, in performing its review, the MERO Committee utilized the annual budget, financial and operating data available for the first half of 2006 and the recently completed forecast.  Key points of the memoranda related to the financial and operating items included in management’s published external guidance are described below.

•                  Service revenues (Approximately $3.2 billion) - U.S. Cellular recorded $2.83 billion of service revenues for the year 2005.  The 2006 budget for service revenues totaled $3.25 billion.  For the first five months of 2006, service revenues had run close to budget.  As of July 18, 2006, service revenues for the full year 2006 were forecasted to be approximately $3.2 billion, or within 0.8% of budget.  Absent any dramatic and currently unforeseen changes in average revenue per unit, management believed the 2006 forecast for service revenues to be its best estimate.

•                  Depreciation, amortization and accretion expenses ($585 million) — The 2006 budget for depreciation, amortization and accretion expenses totaled $565 million.  For the first five months of 2006, actual depreciation, amortization and accretion expenses were approximately $8 million or 3.5% over the budget for that period. However, at the date of the MERO review in July 2006, the forecast of depreciation, amortization and accretion expenses for the full year 2006 was $568 million or only $3 million over the budget, indicating that the difference between actual and budget experienced in the first five months of 2006 would narrow over the course of the year.  The reason for this expected narrowing of the variance between actual and budget was that, although total capital expenditures for the full year were expected to be in line with the budget, the timing of certain capital projects was expected to be delayed, thus resulting in less depreciation expense for those projects.  In addition to the expected trend in actual expenses for the remainder of the year, management also considered that neither the original annual budget nor the forecast included estimated depreciation expenses related to potential write-downs of fixed assets or potential acquisitions. Time Division Multiple Access (“TDMA”) equipment depreciation was accelerated in 2004 to reflect a shorter expected life.  In the two prior years, as TDMA digital radio equipment was removed from the network, additional depreciation expense was recorded at the time of removal; such additional depreciation expense totaled $3 million and $17 million in 2005 and 2004, respectively.  Based upon this prior experience, which reflected an average of approximately $10 million of additional depreciation expense per year and an expectation of continuing retirements of TDMA equipment during the current and next few years, management increased the forecast of estimated depreciation, amortization and accretion expenses by $10 million to $578 million.  Also, in light of anticipated additional depreciation expense related to the recently completed acquisition of interests in the Tennessee RSA 3 market and the overall forecasting uncertainty, management determined the MERO for the full year 2006 to be approximately $585 million. Management believed this amount to be its best estimate.

•                  Operating income ($250 — $300 million) — Operating income is determined as operating cash flow less estimated depreciation, amortization and accretion expenses.  Operating cash flow is defined as operating revenues less system operations expense, cost of equipment sold, and selling, general and administrative expenses.

The 2006 budget for operating cash flow was $868 million.  For the first five months of 2006, operating cash flow was approximately $16 million, or 4.7% higher than the budget.  This difference for the five months could be extrapolated to a full year difference of $41 million and annualized operating cash flow of $909 million.  As of the date of the MERO review in July 2006, the forecast showed $880 million of operating cash flow, $12 million over budget.  Management believed that this forecast of $880 million was its best point estimate and a more likely outcome than the extrapolated figure of $909 million, and that it could be near the high end of the range of possible outcomes, especially if prepaid subscriber growth picked up later in the year, adding additional costs and expenses that are not offset by revenues within the calendar year.  (See “Net retail customer additions” below for additional discussion related to prepaid subscriber growth.)  Accordingly, weighing these various factors, management determined the high end of the range of possible outcomes for operating cash flow to be approximately $885 million (or slightly higher than the forecast).

Also, in light of the overall forecasting uncertainty, management determined the low end of the range of possible outcomes for operating cash flow to be approximately 5% below the point estimate of $880 million, or $835 million.  Management believed the operating cash flow range of $835 million - $885 million to be its best estimate, and its estimation procedures to be reasonable.

Based on its estimates for operating cash flow and depreciation, amortization and accretion expenses of $835 to $885 million and $585 million, respectively, management’s best estimate of 2006 operating income was $250 million - $300 million (i.e., operating cash flow range less the estimate for depreciation, amortization and accretion expenses).

•                  Net retail customer additions (370,000 — 400,000) - The 2006 budget for net retail customer additions was 536,918.  During the first five months of 2006, U.S. Cellular added 154,156 new customers compared to a budget of 238,041 for the same period.  Post pay additions for the first five months of 2006 were 91.3% of budget at 129,915; prepaid additions were 25.3% of budget at 24,241, reflecting changes in U.S. Cellular’s prepaid product strategy which were made after the budget was prepared.  These changes in strategy were considered in January 2006 when setting the estimated performance and initial guidance for 2006 of 390,000 — 450,000 net retail customer additions.  However, for the first five months of 2006, prepaid additions in particular were weaker than anticipated.

As of the date of the MERO review in July 2006, an extrapolation of actual results for the first five months provided an estimate of annualized additions of approximately 370,000.  At the same time, the recently completed forecast showed U.S. Cellular adding 374,188 retail customers in 2006.  This forecast was just 1.1% higher than the estimate determined by extrapolating the actual results for the first five months and appeared to be a reasonable point estimate given the expected net positive impact of new pricing scheduled to be rolled out in late July / early August and the launch of the U.S. Cellular brand in the newly-acquired Kansas and Nebraska markets in August, somewhat offset by the seasonal summer slowdown.  Based upon this analysis, management determined that the forecast of 374,000 was the best point estimate for 2006, and that this forecast was at the low end of the range of possible outcomes.  Management believed that the positive factors described above could result in higher additions than assumed in the forecast.  In light of the overall forecasting uncertainty, management determined the high end of the range of possible outcomes for net retail customer additions to be approximately 5% above the point estimate, or 393,000.  For purposes of providing external guidance, the range of expected outcomes of 374,000 — 393,000 was rounded to 370,000 — 400,000.  Management believed this range to be its best estimate, and its estimation procedures to be reasonable.

Comment 2:

Financial Statements and Notes

Consolidated Statements of Operations, page 42

2.               In future filings, please rename the line item “Investment Income” with a more descriptive line item of what this caption represents, such as “equity in earnings of unconsolidated entities”. Also, please note that impairment charges related to investments accounted for under the equity method should be included in the line item “equity in earnings of unconsolidated entities”.

Response:

Beginning with the Form 10-Q for the second quarter 2006, we began using the caption “Equity in earnings of unconsolidated entities” rather than “Investment income.”  We also note that impairment charges related to investments accounted for under the equity method should be included in the line item “Equity in earnings of unconsolidated entities.”

Comment 3:

Consolidated Statements of Cash Flows, page 43

3.               In future filings, please separately present the cash inflows and outflows within ‘Acquisitions, Divestitures and Exchanges’ on a gross basis on the face of the cash flow statements. Refer to SFAS 95.

Response:

Beginning with the Form 10-Q for the second quarter 2006, we began presenting the cash inflows and outflows within “Acquisitions, Divestitures and Exchanges” on a gross basis on the face of the cash flow statements.

Comment 4:

Note 10. Acquisitions, Divestitures and Exchanges, page 63

Discontinued Operations

4.               We note your reporting gain (loss) on sale of assets within ‘Operating Expenses’ caption on the face of the income statements on page 42. With respect to the various sales of assets (including wireless properties) in different markets from 2003 to 2005, explain to us why you did not report discontinued operations for these dispositions as required by SFAS 144.

Response:

The gain (loss) on sale of assets in 2003 to 2005 within the ‘Operating Expenses’ caption relates entirely to sales of markets that were consolidated by U.S. Cellular.  Although U.S. Cellular also sold certain investments accounted for under the equity method during such period, the gains and losses from such sales were not included in operating expenses, but instead were included in Gain (Loss) on Investments within the ‘Investment and Other Income (Expense)’ caption.  Paragraph 5 of FAS 144 indicates that the “statement does not apply

to...(d) financial instruments, including investments in equity securities accounted for under the cost or equity method...”  Further, at the November 14, 2001 board meeting, the FASB discussed this issue and clarified that the disposal of an equity method investment by itself, should not be reported as a discontinued operation under FAS 144.  Accordingly, the following only discusses the sale of consolidated interests by U.S. Cellular.

We believe that the sales of assets (including wireless properties) in different markets do not qualify for discontinued operations reporting under SFAS 144.  Paragraph 41 of SFAS 144 defines a component of an entity for purposes of reporting discontinued operations as operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  Such a component for discontinued operations reporting cannot be at a level of cash flows lower than an entity’s asset group for assets held and used defined in paragraph 10 of SFAS 144.  The assets should be grouped at the U.S. Cellular enterprise level given the definition of an asset group because of the significant interdependencies of its various cash flows.

U.S. Cellular allocates to individual markets significant operating expenses for services that are performed centrally for the benefit of all markets.  In addition, the markets are heavily dependent upon centralized services and decisions are made at a regional or enterprise level.  Major agreements, such as roaming and equipment purchasing, are negotiated at a national level and have a significant influence on the cash flows of the individual markets and regions.  The roaming rates are directly affected by U.S. Cellular’s overall footprint and individual markets may be positively or negatively affected by the national roaming arrangements negotiated.  Equipment purchasing at the national level leverages the scale achieved by combining the purchasing needs of U.S. Cellular and results in substantially lower equipment costs for all markets.

Additionally, market clusters often depend on roaming revenues collected from customers from other market clusters.  That is, revenues from individual market clusters often depend on the presence of other market clusters in the geographic region or from other regions of the country.  Customers are often sold regional or national wireless plans that depend on the ability to roam throughout geographic regions or the country, either by using existing wireless equipment or by taking advantage of national roaming agreements with other carriers.

The economics of the agreements entered into on a national basis have a substantial impact on the economics of the individual markets.  Therefore, the cash flows of individual markets have significant interdependencies, both in revenue and shared costs.  Therefore, we believe that an asset grouping on an enterprise basis for U.S. Cellular is appropriate pursuant to the definition of paragraph 10 of SFAS 144.  Consequently, for individual sale transactions, assets and liabilities to be sold would be required to be treated as assets and liabilities “held for sale” on the date that the criteria of paragraph 30 of SFAS 144 are met.  However, we do not believe that such assets and liabilities meet the criteria for reporting as discontinued operations.

Comment 5:

Note 10. Acquisitions, Divestitures and Exchanges, page 63

2004 Activity

5.               We note the recognition of $38 million gain in connection with the sale of two consolidated markets and five minority interests to ALLTEL in 2004. In this regard, explain to us how you reasonably allocated the gain between ‘gain on sale of assets’ and ‘gain on investments’.

Response:

On August 4, 2004, U.S. Cellular announced that it had entered into definitive agreements with ALLTEL to sell seven wireless properties for a pre-tax gain of $38 million.  The transaction closed on November 30, 2004.  The sales proceeds related to each market were specifically negotiated and identified in the sales documents and, thus, no significant allocations were necessary to calculate the resulting gains.

The following table summarizes the proceeds received and the pre-tax gain or loss for each market.

Markets	Net Cash Proceeds	Carrying Value	Advisory Services Payments	Gain (Loss)
Consolidated Markets
Ft. Pierce (1)	$15,796,600	$12,720,897	$142,392	$2,933,311
Ohio 9(2)	15,739,136	8,449,245	142,764	7,147,127
Total gain on sale of assets				10,080,438

Equity Method Markets
Raleigh / Durham(3)	31,904,777	11,443,324	287,259	20,174,194
Eau Claire(4)	7,728,508	4,803,468	69,585	2,855,455
Ohio 2(5)	5,235,205	847,852	47,136	4,340,217
Ohio 5(6)	3,836,411	3,739,343	34,542	62,526
Jackson(7)	600,000	93,138	5,402	501,460
Total gain on investments				27,933,852

Total gain				$38,014,290

(1) Central Florida Cellular Telephone Company, Inc.

(2) MINFORD Cellular Telephone Company, Inc.

(3) Carolina Cellular, Inc.

(4) Eau Claire Cellular Telephone Limited Partnership

(5) Ohio RSA 2 Limited Partnership

(6) Ohio RSA 5 Limited Partnership

(7) Jackson Cellular Telephone Company, Inc.

In addition to the cash received, U.S. Cellular also paid $729,080 for advisory services associated with the transaction. The advisory services amount was allocated to each market based on the proceeds (prior to final working capital adjustments) received for each market.

As indicated in the table above, two of the markets sold to ALLTEL were markets which U.S. Cellular consolidated for financial reporting purposes.  Since these markets were consolidated for financial reporting purposes, their operating results were included in Operating Income. Consistent with this treatment and presentation, the gains resulting from the sale of these markets also were included as “gain on sale of assets” in Operating Income.  The remaining five markets sold to ALLTEL were markets in which U.S. Cellular held a minority interest.  These markets were accounted for by the equity method, with U.S. Cellular’s equity in the earnings of such markets reported in Investment and Other Income (Expense) in the income statement.  Consistent with this treatment and presentation, the gains associated with the sales of these markets were included as “gains on investments” in Investment and Other Income (Expense).

Comment 6:

Note 13. Long Term Debt, page 70

6.               We note that you received waivers of your various debt agreements and forward contracts under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. We also note that the waivers require the filings of the December 31, 2005 Form 10-K and of the Forms 10-Q for the first two quarters of 2006 by certain dates. In this regard and addressing the relevant accounting literature, tell us how you concluded that long-term debt classification was appropriate.

Response:

With respect to its revolving credit facility, U.S. Cellular was not in compliance with the requirement to provide quarterly and annual financial statements and certain certifications to the lenders within specified periods of time.  U.S. Cellular obtained a waiver in order to allow it to continue borrowing under the revolving credit facility.  Borrowings under the revolving credit facility have always been classified as current liabilities.  Accordingly, the following response is limited to the forward contracts and long-term debt that is classified as non-current.

With respect to one of its forward contracts U.S. Cellular was not in compliance with the requirement that periodic filings with the SEC be made on a timely basis, due to the delayed filings of its Form 10-K for the twelve months ended December 31, 2005 and its Form 10-Q for the three months ended March 31, 2006. As a large accelerated filer, the Form 10-K for the twelve months ended December 31, 2005 was originally due to be filed on March 16, 2006, but due to the timely filing of a Form 12b-25, would have been deemed to have been timely filed if filed by March 31, 2006. The Form 10-Q for the three months ended March 31, 2006 was originally due to be filed on May 10, 2006, but due to the timely filing of a Form 12b-25, would have been deemed to have been timely filed if filed by May 15, 2006. On June 29, 2006, which was after the respective balance sheet dates of December 31, 2005 and March 31, 2006, but before the issuance of its financial statements, U.S. Cellular received a waiver from the counterparty to the forward contract of the provisions of the forward contract which required timely delivery of financial statements by certain specified dates.  The waiver required U.S. Cellular to file its Form 10-K for the twelve months ended December 31, 2005 by August 31, 2006 and its Form 10-Q for the three months ended March 31, 2006 within 30 days after the date of filing the Form 10-K.  The Form 10-K for the twelve months ended December 31, 2005 was filed on July 28, 2006 and the Form 10-Q for the three months ended March 31, 2006 was filed on August 25, 2006.  Thus, U.S. Cellular in fact filed such forms within such deadlines and satisfied the conditions of the waivers.

When preparing the financial statements and through subsequent compliance with the extended filing dates, management concluded that the forward contracts should remain classified as “noncurrent” in accordance with the provisions of Statement of Financial Accounting Standard No. 78, Classification of Obligations that are Callable by the Creditor (“SFAS 78”) and Emerging Issues Task Force Issue No. 86-30, Classification of Obligations When a Violation Is Waived by the Creditor (“EITF 86-30”).  EITF 86-30 is an interpretation of the guidance in SFAS 78 as it relates to grace periods for debt covenant violations. As stated in the description of EITF 86-30, if the waiver of a lender’s rights resulting from a debt covenant violation is “... viewed as a grace period, the borrower must classify the debt as current under Statement 78 unless it is probable that the borrower can cure the violation within the grace period.”  The Task Force reached a consensus in EITF 86-30 that, “… unless the facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.”  Although a covenant violation would have occurred at the balance sheet date absent the loan modification effected by the waiver, management concluded that it was probable that U.S. Cellular would be able to cure the default within the grace period set forth in the waiver and, in fact, did so.  Accordingly, the obligation was required to be classified as noncurrent under SFAS 78 and EITF 86-30.

With respect to long term debt, the classification as non-current was based upon the following analysis. Under its indenture pursuant to which the existing debt is issued, U.S. Cellular is required to deliver its Form 10-K and Form 10-Q periodic reports to the trustee within 30 days after it is “required” to file the same with the SEC.  As discussed separately below with respect to the Form 10-K and 10-Q, U.S. Cellular was not in compliance with the requirement to provide quarterly and annual financial statements to the trustee under the indenture within specified periods of time.

Form 10-K.  Upon the filing of the 12b-25 extension form with the SEC by U.S. Cellular, the Form 10-K for the twelve months ended December 31, 2005 was required to be filed with the SEC by March 31, 2006.  Thus, U.S. Cellular was required to have delivered its Form 10-K to the trustee within 30 days, or by April 30, 2006.  The Form 10-K was not filed and delivered to the trustee until July 28, 2006.  Accordingly, U.S. Cellular was not in compliance with this requirement of the indenture.  However, that non-compliance did not result in an automatic event of default or the acceleration of the debt under the indenture.  The trustee or holders of at least 33% of the outstanding principal amount of a series of debt under the indenture would need to deliver a written notice to U.S. Cellular to trigger an event of default with respect to such series of debt.  That notice would start a 90 day cure period.  U.S. Cellular did not receive a notice from the trustee or any holders of debt.  Accordingly, the non-compliance never matured into an event of default and, even it had, U.S. Cellular would have had 90 days to cure the event of default.

Form 10-Q. Upon the filing of the 12b-25 extension form with the SEC by U.S. Cellular, its Form 10-Q for the three months ended March 31, 2006 was required to be filed with the SEC by May 15, 2006.  Thus, U.S. Cellular was required to have delivered its Form 10-Q to the trustee within 30 days, or by June 14, 2006.  The Form 10-Q was not filed and delivered to the trustee until August 25, 2006.  Accordingly, U.S. Cellular was not in compliance with this requirement of the indenture.  However, that non-compliance did not result in an automatic event of default or the acceleration of the debt under the indenture.  The trustee or holders of at least 33% of the outstanding principal amount of a series of debt under the indenture would need to deliver a written notice to U.S. Cellular to trigger an event of default with respect to such series of debt.  That notice would start a 90 day cure period.  U.S. Cellular did not receive a notice from the trustee or any holders of debt.  Accordingly, the non-compliance never matured into an event of default and, even it had, U.S. Cellular would have had 90 days to cure the event of default.

U.S. Cellular considered SFAS 78 and EITF 86-30 in assessing the classification of its long term debt.  The Task Force reached a consensus in EITF 86-30 that, “… unless the facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.”  Although a covenant violation occurred at the balance sheet date, a notice that would have started a 90 day grace period was never received.  Accordingly, there was never any point in time when the lapse of time, without curative action, would have caused the long term debt to become due before its scheduled maturity.  Even if U.S. Cellular had received a notice which would have started the 90 day cure period, management concluded it was probable that U.S. Cellular would comply with the covenants within such 90 day time period, before the non-compliance could mature into a default that would accelerate the debt.  Accordingly, the obligations were required to be classified as noncurrent under SFAS 78 and EITF 86-30.

Comment 7:

Note 17. Related Parties, page 76

7.               In future filings, please separately identify all of your related party transactions, if material, including the transactions with TDS on the face of the financial statements in accordance with Rule 4-08 (k) of Regulation S-X.

Response:

U.S. Cellular’s significant related party transactions consist of services provided by TDS, its parent company, and other TDS affiliated companies.  Amounts charged to U.S. Cellular for such services during 2005 were approximately $87 million, or 7% of total selling, general and administrative expenses (“SG&A”) for the period.  Disclosures made in previous filings, and disclosures to be made in future filings, are discussed below.

Consolidated Balance Sheet: U.S. Cellular currently discloses the amounts payable to TDS as “Accounts payable — affiliated”.  The amount reported at December 31, 2005 was $7.2 million.

Consolidated Statement of Cash Flows: U.S. Cellular does not currently disclose the change in “Accounts payable — affiliated” as a separate line item in the Consolidated Statement of Cash Flows as this amount is not deemed material.  For example, the change in the Accounts payable — affiliated account at December 31, 2005 compared to the balance at December 31, 2004 was $1.9 million, compared to total cash flows from operating activities for 2005 of $642 million.  The change in the Accounts payable — affiliated account is captured in the “changes in accounts payable” line of the Consolidated Statement of Cash Flows.  U.S. Cellular will monitor the change in the Accounts payable — affiliated account and will disclose it as a separate line item on the Consolidated Statement of Cash Flows if it becomes material.

Consolidated Statement of Operations: As indicated above, charges to U.S. Cellular from TDS and affiliated companies totaled approximately $87 million for 2005.  This amount is included in total selling, general and administrative expenses (“SG&A”) on the Consolidated Statement of Operations and represents approximately 7% of total SG&A expenses for the period.

In future filings, beginning with the Form 10-Q for the second quarter 2006, U.S. Cellular will disclose charges from TDS and affiliated companies as an element of SG&A expenses on the face of the Consolidated Statement of Operations as follows (new parenthetical disclosure underlined):

Selling, general and administrative (including charges from affiliates of $XX.X million and $XX.X million for the X-month period ended 200X and 200X, respectively and $XX.X million and $XX.X million for the X-month period ended 200X and 200X, respectively.)

In addition, in its future quarterly filings beginning with the Form 10-Q for the second quarter 2006, U.S. Cellular will provide a disclosure similar to the disclosure included in the Notes to Consolidated Financial Statements in its Form 10-K for 2005 (See Note 17).  An example of the disclosure to be added to future quarterly filings is provided below.

“U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular’s assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements. Billings to U.S. Cellular from TDS totaled $XX.X million and $XX.X million for the X-month period ended 200X and 200X, respectively and $XX.X million and $XX.X million for the X-month period ended 200X and 200X, respectively.”

Form 10-Q for the Quarterly Period Ended March 31, 2006

Comment 8:

Note 2. Summary of Significant Accounting Policies

Change in Accounting Principles — Stock Based Compensation, page 8

8.               We note your disclosures that you modified current and future options to extend their exercise period until 30 days following the lifting of a suspension period under SEC regulations and the lifting of a blackout period as a result of not filing your period reports in the timely manner. We also note your disclosures that the impact of an adjustment as a result of this plan modification would not be material. In this regard, advise us how you determine that the impact would not be material under paragraph 51 of SFAS 123R. Include in your response how you assessing materiality.

Response:

On March 7, 2006, the Stock Option Compensation Committee of the U.S. Cellular Board of Directors approved an amendment to stock option award agreements.  The amendment modified current and future options to extend the exercise period until 30 days following (i) the lifting of a "suspension" if options otherwise would expire or be forfeited during the suspension period and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period; provided, however, that in no event shall such period be extended beyond the later of (i) the 15th day of the third month following the original expiration date of the stock option and (ii) December 31 of the calendar year of the original expiration of the stock option.  U.S. Cellular temporarily suspended issuances of shares under its Long Term Incentive Plan on March 17, 2006, as required by SEC regulations, because U.S. Cellular did not file its Form 10-K for the year ended December 31, 2005 in a timely manner.

Pursuant to the guidance provided in paragraph 51 of SFAS 123(R) and the related illustrations, U.S. Cellular evaluated the impact of this action as a plan modification of its outstanding options and assessed the impact on the fair value and probability of vesting and exercise immediately before and immediately after the modification.  Management considered the impact of the modification on four separate sub-groups within the population of outstanding options:

i)                   option sheld by employees who terminated their service with the Company prior to the modification whose options were outstanding at the time of modification,

ii)                options held by employees expected to terminate their service with the Company after the modification but prior to the lifting of the trading suspension,

iii)             options held by continuing employees that were expected to expire prior to the lifting of the trading suspension, and

iv)            options held by continuing employees that are expected to remain outstanding after the lifting of the trading suspension.

Management also considered the impact of this plan change on options granted after the modification date.

Options held by employees who terminated their service with the Company prior to the modification whose options were outstanding at the time of modification

We determined that the options held by employees who terminated their service with the Company prior to the modification whose options were outstanding at the time of modification should be accounted for under FSP no. FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FAS 123(R) (“FSP FAS 123(R)-1”). Under FSP FAS 123(R)-1, awards that are modified when the holder is no longer an employee become subject to the modification guidance in paragraph A232 of FAS 123(R) and, therefore, should be accounted for under other applicable generally accepted accounting principles (“GAAP”).  We concluded that the other applicable GAAP was EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock.  As a result, these options should be classified as a liability as the Company could not assure itself that it could deliver registered shares to the option holders as required by paragraph 17 of EITF 00-19.   The estimated the fair value of these options using the remaining contractual term was $4,000 at March 31, 2006, including a mark-to-market adjustment as of March 31, 2006, which was not significant to U.S. Cellular.

Options held by employees expected to terminate their service with the Company after the modification but prior to the lifting of the trading suspension

We determined that the impact of the modification on vested options held by employees expected to terminate their service with the Company after the modification date but prior to the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type III modification as discussed in Paragraphs A166 to A167 of FAS 123(R) because the modification changed the probability of exercise from improbable to probable.  We estimated that approximately 10,600 options held by U.S. Cellular employees were expected to fall into this category.  These options were vested at the date of the modification; accordingly, compensation cost previously recognized either in the post adoption FAS 123(R) financial statements or the FAS 123 pro forma footnote for these options was not reversed.  The expense from utilizing the full fair value of these options for U.S. Cellular was $192,000.  This amount was not significant to the Company.

We determined that the impact of the modification on the unvested options held by employees expected to terminate their service with the Company after the modification date but prior to the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type IV modification as discussed in Paragraphs A168 to A169 of FAS 123(R) because the modification did not change the probability of vesting.  The probability of vesting for these awards was improbable prior to the modification and remained improbable after the modification.  Since the Company is recognizing stock-based compensation cost net of forfeitures, there is no impact on the financial statements, as these unvested options are included in the calculation of the Company’s estimated forfeiture rate.

Options held by continuing employees that were expected to expire prior to the lifting of the trading suspension

We determined that the impact of the modification on options held by continuing employees that were expected to expire prior to the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type III modification as discussed in Paragraphs A166 to A167 of FAS 123(R) because the modification changed the probability of exercise from improbable to probable.  Approximately 600 options held by U.S. Cellular employees were expected to fall into this category.  These options were vested at the date of the modification; accordingly, compensation cost previously recognized either in the post adoption FAS 123(R) financial statements or the FAS 123 pro forma footnote for these options was not reversed. The expense from utilizing the full fair value of these options for U.S. Cellular was $14,000.  This amount was not significant to the Company.

Options held by continuing employees that are expected to remain outstanding after the lifting of the trading suspension

We determined that the impact of the modification on options held by continuing employees that are expected to remain outstanding after the lifting of the trading suspension should be accounted for under Paragraph 51 of FAS 123(R).  This modification is a Type I modification as discussed in Paragraphs A162 to A163 of FAS 123(R) because the modification did not changed the probability of vesting or exercise.  These options are expected to vest or remain outstanding after the lifting of the suspension period; therefore, we concluded that the probability of vesting or exercise was unchanged and remained probable.  Furthermore, based on the Company’s history, we do not expect a trading suspension of significant length to occur in the future.  Therefore, we do not believe that the suspension will significantly impact the expected life of either the vested or unvested options or, as a result, the fair value of these options.

The total additional expense from the four separate sub-groups within the population of outstanding options totaled $210,000 for U.S. Cellular.  U.S. Cellular concluded that this amount was not material.

Impact on options granted after this plan change

We also considered the impact of the award modification on the valuation parameters used to value options granted after the modification date.  We concluded that the historical experience continues to remain the best estimate for the expected life assumption in the Black-Scholes valuation model and do not believe that the extension of the exercise period will significantly impact this assumption.

In connection with responding to the Staff’s comments, U.S. Cellular acknowledges that:

•                  U.S. Cellular is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  U.S. Cellular may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Cellular’s management has discussed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent registered public accounting firm, PricewaterhouseCoopers, LLP.    Please contact me at (773) 399-8903 if you would like to discuss the responses.  We would be pleased to respond to any additional questions that you might have.

Yours truly,
United States Cellular Corporation

/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President — Finance,
Chief Financial Officer and Treasurer